SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No.8)*

                           Yardville National Bancorp
            ---------------------------------------------------------

                           Common Stock, no par value
            ---------------------------------------------------------

                                    985021104
            ---------------------------------------------------------
                                 (CUSIP Number)

            Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054
                                 (973) 952-0405
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 23, 2006
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report The acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1   Seidman & Associates, L.L.C    22-3343079

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF               268,684
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY
PERSON          ----------------------------------------------------------------
WITH            9   SOLE DISPOSITIVE POWER
                        268,684
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                ----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        268,684
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.46

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1   Seidman Investment Partnership, L.P.    22-3360359

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF               237,256
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY
PERSON          ----------------------------------------------------------------
WITH            9   SOLE DISPOSITIVE POWER
                        237,256
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                ----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        237,256
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.17

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1   Seidman Investment Partnership II, L.P.    22-3603662

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF               121,351
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY
PERSON          ----------------------------------------------------------------
WITH            9   SOLE DISPOSITIVE POWER
                        121,351
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                ----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        121,351
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.11

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1   Kerrimatt, L.P.    22-3583179

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF               0
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY
PERSON          ----------------------------------------------------------------
WITH            9   SOLE DISPOSITIVE POWER
                        0
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                ----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1   Federal Holdings, L.L.C    13-3838083

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF               85,196
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY
PERSON          ----------------------------------------------------------------
WITH            9   SOLE DISPOSITIVE POWER
                        85,196
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                ----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        85,196
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .78

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1   Lawrence B. Seidman    ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    PF, WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF               878,149
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY
PERSON          ----------------------------------------------------------------
WITH            9   SOLE DISPOSITIVE POWER
                        878,149
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                ----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        878,149
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.04

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1   Dennis Pollack    ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    PF

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF               17,960
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY
PERSON          ----------------------------------------------------------------
WITH            9   SOLE DISPOSITIVE POWER
                        17,960
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                ----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        17,960
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .16

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1   Pollack Investment Partnership, L.P.    22-3736367

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF               66,778
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY
PERSON          ----------------------------------------------------------------
WITH            9   SOLE DISPOSITIVE POWER
                        66,778
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                ----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        66,778
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .61

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1   Broad Park Investors, LLC    22-6759307

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF               57,334
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY
PERSON          ----------------------------------------------------------------
WITH            9   SOLE DISPOSITIVE POWER
                        57,334
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                ----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        57,334
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .52

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1   Patrick A. Robinson    ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    PF

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF               397
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY
PERSON          ----------------------------------------------------------------
WITH            9   SOLE DISPOSITIVE POWER
                        397
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                ----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        397
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NM

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1   Harold Schechter    ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    PF

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF               100
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY
PERSON          ----------------------------------------------------------------
WITH            9   SOLE DISPOSITIVE POWER
                        100
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                ----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        100
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NM

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

        This statement on Schedule 13 D which was filed on July 29, 2004, Amendment No.1 was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005, Amendment No.3 was filed on May 11, 2005, Amendment No.4 was filed on June 17, 2005, Amendment No. 5 was filed on August 16, 2005, Amendment No. 6 was filed on November 10, 2005 and Amendment No. 7 was filed on November 30, 2005, on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Broad Park Investors, L.L.C ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Pollack Investment Partnership, L.P. ("PIP"), Lawrence Seidman ("Seidman"), Patrick Robinson ("Robinson"), Harold Schechter ("Schechter") and Dennis Pollack ("Pollack") collectively, the ("Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock ("the Shares") of Yardville National Bancorp. (YANB), a New Jersey corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Messrs. Robinson and Schechter have been added as Reporting Persons based upon their agreement to be nominees for the YANB Board of Directors. Kerrimatt, L.P. has been omitted as a Reporting Person because it no longer owns any shares of YANB. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4.  Purpose of Transaction

Dennis Pollack, by letter dated February 23, 2006 to Daniel J. O'Donnell, Secretary of the YANB, nominated Robinson, Schechter and himself for election to the YANB Board of Directors at the next annual meeting of shareholders. A copy of Mr. Pollack's letter is attached hereto and incorporated herein in its entirety as Exhibit A.

On February 6, 2006, Mr. Pollack formally resigned from his position as the Co-General Partner of PIP as of January 1, 2006. Mr. Seidman is now the sole General Partner of PIP. As required by the Agreement of Limited Partnership for PIP, notice of Mr. Pollack's resignation is being sent to each limited partner.

5.  Interest in Securities of the Issuer

(a) (b) (c) As of the close of business on February 23, 2006, the Reporting Persons owned beneficially an aggregate of 896,606 shares of Common Stock, which constituted approximately 8.21% of the 10,915,000 shares of Common Stock outstanding as of December 31, 2005 as reflected in Yardville National Bancorp's earning release dated January 30, 2006, for the quarterly period ended
December 31, 2005.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past sixty (60) days. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2006                                     /s/ Lawrence B. Seidman
Date                                                  --------------------------
                                                      Lawrence B. Seidman
                                                      Power of Attorney pursuant
                                                      to Joint Agreement dated
                                                      July 26, 2004


                                                      /s/ Harold Schechter
                                                      --------------------------
                                                      Harold Schechter


                                                      /s/ Patrick A. Robinson
                                                      --------------------------
                                                      Patrick A. Robinson

                                   SCHEDULE A

                                           COST
                               DATE         PER
ENTITY                         PURCH       SHARE         COST         SHARES
-------------------------   ----------   --------   --------------   --------
SAL                         12/27/2005    34.8548       127,359.34      3,654
SAL                         12/29/2005    34.5967        98,808.18      2,856
SAL                         12/30/2005    34.4533       166,409.64      4,830
SAL                           1/3/2006    34.6616        59,687.30      1,722
SAL                          1/11/2006    34.9905        17,285.30        494
SAL                          1/12/2006    34.9138        53,557.83      1,534
                    Total                               523,107.59     15,090

SIP                         12/27/2005    34.8575        84,912.89      2,436
SIP                         12/29/2005    34.6002        65,878.79      1,904
SIP                         12/30/2005    34.4554       110,946.42      3,220
SIP                           1/3/2006    34.6500     1,300,034.00     37,519
SIP                           1/3/2006    34.6674        39,798.20      1,148
SIP                          1/11/2006    34.9939        15,957.20        456
SIP                          1/12/2006    34.9149        49,439.53      1,416
                    Total                             1,666,967.03     48,099

SIP II                      12/27/2005    34.8646        45,498.34      1,305
SIP II                      12/29/2005    34.6093        35,301.49      1,020
SIP II                      12/30/2005    34.4608        59,444.87      1,725
SIP II                        1/3/2006    34.6825        21,329.75        615
SIP II                       1/11/2006    34.9810        22,597.70        646
SIP II                       1/12/2006    34.9108        70,031.00      2,006
SIP II                       1/17/2006    34.8543       132,446.20      3,800
SIP II                        2/6/2006    35.0633        52,595.00      1,500
                    Total                               439,244.35     12,617

Pollack Invest Prtshp         1/3/2006    23.3647    -1,300,034.00    -37,519
                    Total

        Pollack distributed 37,519 shares to its limited partners who then contributed it to SIP.

Federal Holdings            12/27/2005    34.8723        30,338.89        870
Federal Holdings            12/29/2005    34.6191        23,541.00        680
Federal Holdings            12/30/2005    34.4666        39,636.58      1,150
Federal Holdings              1/3/2006    34.6988        14,226.50        410
Federal Holdings             1/11/2006    35.0670         5,996.45        171
Federal Holdings             1/12/2006    34.9385        18,552.32        531
                    Total                               132,291.74      3,812

Broad Park Investors        12/27/2005    34.8953        15,179.45        435
Broad Park Investors        12/29/2005    34.6485        11,780.50        340
Broad Park Investors        12/30/2005    34.4840        19,828.29        575
Broad Park Investors          1/3/2006    34.7476         7,123.25        205
Broad Park Investors         1/11/2006    35.1004         4,668.35        133
Broad Park Investors         1/12/2006    34.9492        14,434.03        413
                    Total                                73,013.87      2,101

                                           COST
                               DATE         PER
ENTITY                         PURCH       SHARE         COST         SHARES
-------------------------   ----------   --------   --------------   --------
Pollack Dennis IRA           1/31/2006    36.3401        21,804.06        600
Pollack Dennis IRA           1/31/2006    36.3330        27,249.75        750
                    Total                                49,053.81      1,350

Pollack Brittany Roth IRA    1/31/2006    36.6518         4,031.70        110
                    Total                                 4,031.70        110

Robinson Patrick A.*           2/13/06    36.5900        14,526.23        397
                    Total                                14,526.23        397

Schechter Harold**             2/23/06    37.0300         3,758.95        100
                    Total                                 3,758.95        100

              Grand Total                                              46,157

* These shares are owned jointly with Mr. Robinson's wife. Mr. Robinson has sole dispositive and voting discretion regarding these shares.

** These shares are owned jointly with Mr. Schechter's wife. Mr. Schechter has sole dispositive and voting discretion regarding these shares.

EXHIBIT A

                                 DENNIS POLLACK
                               47 Blueberry Drive
                             Woodcliff Lake NJ 07675
                                 (201) 930-1428
                                February 23, 2006

Certified Mail Return Receipt Requested
Daniel J. O'Donnell, Secretary
Yardville National Bancorp
2465 Kuser Road
Hamilton, NJ  08690

         Re: Yardville National Bancorp

Dear Mr. O'Donnell:

         I am a Yardville National Bancorp (Yardville) shareholder.

         Pursuant to the 2005 Proxy Statement for Yardville, the seat for three
(3) directors expires in 2006. However, two (2) of the directors named in the 2005 Proxy Statement have already resigned. Therefore, at this time I can not ascertain, nor has Yardville clearly disclosed, how many seats will be up for election at the 2006 annual meeting.

         In addition, on January 25, 2006, Yardville filed a Form 8-K which disclosed amendments to its By-laws. Yardville added Article II, Section 10 to its By-laws which provided for certain qualifications of directors. Based upon Lawrence Seidman's conversation with Patrick Ryan, Yardville's Chief Executive Officer, Mr. Seidman is no longer eligible to be a candidate for election to the Yardville Board because of this By-law amendment. My counsel deems Article II,
Section 10 as it relates to Mr. Seidman, not to be proper or enforceable.

         Based upon the foregoing, I am not nominating Mr. Seidman for election to the Yardville Board at the 2006 annual meeting for the term expiring in 2009. I would have made this nomination but for your position and reserve the right to challenge the aforesaid By-law as well as your interpretation of same.

         I herewith nominate myself for election as a director at the annual meeting for the term expiring in 2009. In addition, since I do not know how many seats will be available, I am also nominating Patrick A. Robinson and Harold Schechter for seats as directors and for terms expiring in 2009. [I am informed that the Board has been reduced to thirteen (13) members. If only one (1) seat is up for election this year, this would be improper and violate your By-laws.]

EXHIBIT A

Daniel J. O'Donnell, Secretary
Yardville National Bancorp
February 23, 2006
Page 2

         Who and how many nominees will run will be dependent upon how many seats are available.

         Each of these nominations is made pursuant to Article I, Section 10(i) of Yardville's Amended and Restated By-laws adopted January 25, 2006.

         Mr. Schechter and Mr. Robinson are also Yardville shareholders.
Mr. Schechter, Mr. Robinson and myself have never been: (i) indicted;
(ii) convicted of any crime; (iii) subjected to an order by any federal or state bank regulatory agency; or (iv) found to have breached a fiduciary duty or violated a law, rule or regulation. [Succinctly, none of us is disqualified by the terms of Article II, Section 10 of the By-laws.]

         The following are additional shareholders who are the beneficial owners of the shares shown below who are acting directly or indirectly in concert with me (Section 10(ii) of the By-laws). Also below, are the number of shares which I reasonably anticipate may be voted in favor of my nominees.

           ENTITY                                             SHARES
           ---------------------------------------------     -------
           Seidman & Associates, LLC                         268,684
           Seidman Investment Partnership, LP                237,256
           Seidman Investment Partnership II, LP             121,351
           Pollack Investment Partnership, LP                 66,778
           Federal Holdings, LLC                              85,196
           Broad Park Investors                               57,334
           Dennis Pollack                                     17,960
           Lawrence B. Seidman Discretionary Clients          41,550

         I, except for the above shares, cannot reasonably anticipate how many additional shares will be voted in favor of my nominees.

         The following is the name, address and business background (resume attached) of each nominee in accordance with Section 10(iv) of the By-laws. The order of the nominees for consideration for a Yardville Board seat is as follows:

         1. Dennis Pollack, 47 Blueberry Drive, Woodlake Cliff, NJ 07675
         2. Patrick Robinson, 586 East Main Street, Bridgewater, NJ  08807
         3. Harold Schechter, 38 Rillo Drive, Wayne, NJ  07470

[I also provide a copy of Mr. Seidman's resume.]

EXHIBIT A

Daniel J. O'Donnell, Secretary
Yardville National Bancorp
February 23, 2006
Page 3

         Please contact my attorney, Peter Bray, in writing at 100 Misty Lane, Parsippany, NJ 07054 if you require any additional information. Your letter should state what information is required and the legal basis for said request.

         If the Board desires to discuss this matter for the purpose of reaching an amicable resolution to avoid an expensive proxy contest, please contact
Mr. Bray.

         Please provide me and my counsel with written confirmation no later than the close of business next Tuesday (February 28, 2006) that: (i) The refusal to approve the nomination of Mr. Seidman has been rescinded. (ii) The nominations I have presented have been accepted. (Mr. Schechter's nomination is contingent upon a continued refusal to accept the nomination of Mr. Seidman.)
(iii) Three (3) seats will be open for election. Please be advised Yardville's refusal to voluntarily undertake these actions will result in the prosecution of a litigation, asserting derivative claims to secure this and related relief.
(I believe that Mr. Seidman, together with Seidman and Associates, L.L.C., would join in such a litigation.) Since this letter requests actions by Yardville to modify or rescind prior actions, I ask that you submit a copy of this letter to each Director.

                                                      Very truly yours,

                                                      /s/ Dennis Pollack
                                                      --------------------------
                                                      Dennis Pollack

Also sent via FedEx and Facsimile

                               LAWRENCE B. SEIDMAN
                                 19 Veteri Place
                             Wayne, New Jersey 07470
                              (973) 560-1400, X108

                               BUSINESS EXPERIENCE

12/95 - present   Principal, Investment Vehicles - Seidman & Associates, L.L.C.
                  (Manager), Seidman Investment Partnership, L.P. and Seidman
                  Investment Partnership II, L.P. (President of Corporate
                  General Partner), Broad Park Investors, L.L.C. (Investment
                  Manager), Pollack Investment Partnership, L.P. (Co-General
                  Partner) and Federal Holdings, LLC (Investment Manager) .

3/02 - 12/05      Associate General Counsel to Menlo Acquisition Corporation and
                  its subsidiaries.

3/99 to 3/02      General Counsel to Menlo Acquisition Corporation, a holding company for an environmental company and a laboratory company.

11/91 to 1999     Consultant to an environmental company for financial and legal matters.

11/88 to 11/91    General Partner, Seidman Financial Associates, L.P.

4/86 to 1/89      Vice President, First American Mortgage Company (subsidiary of
                  The Savings Bank of Rockland County).

3/79 to 7/87      President and Principal Stockholder, Seidman & Rappaport, P.A.
                  (primarily involved in real estate development, corporate reorganization and small business litigation).

8/81 to 1/87      Partner, L. Enterprises, Livingston, NJ (real estate
                  developer).

2/82 to 11/83     Vice President, Shongum Realty Corporation, Livingston, NJ.

3/78 to 3/79      Associate, Hannoch, Weisman, Stern & Besser, Newark,
                  NJ(representing real estate developers and real estate syndications).

3/77 to 3/78      Associate, Regan, Goldfarb, Heller, Wetzler & Quinn, New York,
                  NY.

9/73 to 3/77      Staff Attorney, Securities and Exchange Commission,
                  Washington, DC (emphasis in area of real estate syndication investigations).

                               BOARD OF DIRECTORS

3/00 - 9/02       Director,  Ambanc Holding Company, Inc.
11/00 - 8/01      Director, First Federal Savings of East Hartford.
8/99 - 8/00       Director, South Jersey Financial Corp.
3/99 - 7/00       Director, CNYF Financial Corporation.
10/89 to 11/91    Chairman of the Board, Crestmont Federal Savings and Loan
                  Association.
11/86 to 11/91    Director, The Savings Bank of Rockland County.
9/88 to 10/89     President and Chairman of the Board of Directors,
                  Movielab, Inc.

                                    EDUCATION

J.D., American University School of Law, Washington, DC, 1973.
Tax Masters Program (non-degree), Georgetown University, while at SEC.
B.S. Degree in Marketing Management, St. Peter's College, Jersey City, NJ, 1969.

                                COMMUNITY SERVICE

Founder and President of the Israel Sports Exchange, a 501(c)(3) organization, and General Chairman of annual Youth Maccabi Games held in Wayne, NJ in 1991 (Olympic style competition for 650 participants, 13 to 16 years old from various areas).

Trustee of the YM-YWHA, Wayne, NJ

Sponsor for Russian emigrant family of four adults; assisted them in establishing residence and finding gainful employment.

                                OTHER INFORMATION

Married, two children.
Competitive swimmer in National Masters Program.
Served in the New Jersey National Guard; Medical Discharge.

                                 DENNIS POLLACK

                               47 Blueberry Drive
                            Woodcliff Lake, NJ 07677

Home: 201-930-1428                                           Cell: 201- 788-7267

Fax:  201-505-0271                                      Email: wclbanker@aol.com

                                     SUMMARY

o Comprehensive experience as a Chief Executive Officer with particular expertise in enhancing shareholder value in regulated financial intermediaries

o Skilled in building franchise value through proactive new business development efforts, sensible cost reduction and expense control programs, and cultivating a superior customer service culture

o Competent in conceptual problem solving in matters related to finance, risk assessment, budgets, and team building

o Human resource experience includes staff and management hiring, training and motivation, and reorganizing staff and management into a cohesive motivated team

                             PROFESSIONAL EXPERIENCE

                                 KEY HIGHLIGHTS

PAULSON & COMPANY, INC., NEW YORK, NY                                   JUN 2004
                                                                              TO
Chief Operating Office- Hedge Fund- Merger Arbitrage                     PRESENT

o Hired to institutionalize firm, build infrastructure, provide professional oversight

o   Increased AUM 80% in 16 month period to $4.5 billion

o Responsible for day-to-day management of company, including Compliance, Accounting, Operations, Human Resources, IT, and Risk Management.

o Solely responsible for managing prime broker, administrator, auditor, tax, and legal relationships

VALLEY NATIONAL BANK, WAYNE, NEW JERSEY                      DEC 2001 - MAY 2004

Vice President- Lending Officer, New York

o   Originated and closed over $300MM loans

o   Focus on New York City opportunities

o   Note: Took five month leave of absence during time period

CONNECTICUT BANK OF COMMERCE, STAMFORD, CT                           1996 - 2001
COMPANY SOLD

President & CEO and Board Member                             Apr 1996 - Nov 1998
Vice Chairman  (consultant arrangement)                      Dec 1998 - May 2001

o   Hired as CEO for troubled bank operating under Cease and Desist Order.

o   Directed all bank activities for state chartered commercial bank.

o   Planned and implemented all corporate strategies.

o Hired competent new business developers and skilled lending and credit personnel

o   Cease and Desist Order eliminated after fourteen months of my oversight.

FIRST FIDELITY BANK, HAWTHORNE, NEW YORK                             1994 - 1995

COMPANY SOLD

EVP,  Rockland Region

o   Acted as spokesperson for First Fidelity Bank throughout Rockland County

o Directed all new business generation activities, including cross-selling commercial banking services not previously offered by savings bank.

SAVINGS BANK OF ROCKLAND COUNTY, SPRING VALLEY, NY                   1988 - 1993
COMPANY SOLD

President & CEO and Board Member

o Hired as turn-around specialist for troubled New York State chartered savings bank.

o Returned bank from "troubled" institution to healthy profitable bank returning 1% on assets and ROE of 14%.

o   Significantly improved bank's image and credit standards.

SONY CORPORATION OF AMERICA                                          1985 - 1987

Medical Electronics- Divisional President(Start-up Division)

o   Pioneered Sony's venture into medical electronics business.

o Directed overall operations: including all aspects of marketing, sales, finance, operations, human resources, product planning and development, strategic planning. Also responsible for company's overall P&L.

o Traveled Europe, Africa, and Asia proffering Sony's vision of "intrapreneuring" as compared to entrepreneuring.

                              SOME OTHER POSITIONS

AXIOM MANAGEMENT CONSULTING                                NY NATIONAL BANK
POLLACK INVESTMENT PARTNERSHIP                             PEGASUS FUNDING GROUP
MOHAWK COMMUNITY BANK

                                   BOARD SEATS

Wayne Savings Bank, Wayne, New Jersey
Salvation Army, Greater NY & Spring Valley & Chairman of Spring Valley Chapter United Way, Rockland County, New York
Good Samaritan Hospital (Advisory Council), Suffern, NY
Interactive Flight Technologies, Phoenix, AZ  (NASDAQ)
Environmental Waste Management, Parsippany, New Jersey (NASDAQ)

                                    EDUCATION

MBA, COLUMBIA UNIVERSITY                                                    1984
Majors: Money & Financial Market

BS, SETON HALL UNIVERSITY                                                   1972
Major: Economics

                                    PERSONAL

Authored and/or co-authored numerous articles, including:

o   "Managing the Human Dimensions of Mergers and Acquit ions in the

o   Banking Industry," Bankers Magazine, 1995.

o   "Is the Thrift Industry Worth Saving?" Bankers Magazine, 1993.

o   "Rx for Thrifts - A Survival Plan." Bankers Magazine, 1991.

o   "Deposit Insurance Reform: The Mandate for the 90's." Bottomline, 1990.

                               Patrick A. Robinson
                              586 East Main Street
                           Bridgewater, NJ 08807-3231

Patrick A. Robinson was a founder and member of Robinson & Glorisi from 1993 to 2000, when he founded Robinson, Burns, & McCarthy, a law firm located in Bridgewater, New Jersey, at which he is still a member. Mr. Robinson has been recognized by the New Jersey Supreme Court as a Certified Civil Trial Attorney. Pat graduated from Seton Hall University with a Bachelor's degree in history and Seton Hall University School of Law with a Juris Doctor degree. Following law school, he served a judicial clerkship with Hon. David G. Lucas. Pat is an active member of the American Bar Association, New Jersey State Bar Association, Somerset County Bar Association, Defense Research Institute and New Jersey Defense Association. He has served on the Civil Practice Committee of the Somerset County Bar Association and twice served as state chairman of the Construction Law Committee for the New Jersey Defense Association. Pat was admitted in 1977 to practice in New Jersey and the U.S. District Court for the District of New Jersey. He has received an AV rating from Martindale-Hubbell which is a peer judgment reflecting the "highest ethical standards" and "preeminent legal abilities."

Harold A. Schechter, CPA

                                                       38 Rillo Drive
                                                       Wayne, NJ 07470
                                                       Home Phone (973) 694-7768
                                                       Fax (973) 696-2816
                                                       Email: hesch44@aol.com

--------------------------------------------------------------------------------

SEASONED, WORLD CLASS, FINANCIAL and OPERATING EXECUTIVE with extensive global experience, acquired as Chief Financial Officer and Chief Operating Officer of manufacturing, importing and distribution businesses. Valued and trusted partner with the executive leadership team to drive growth and profitability. Strong working knowledge and hands-on experience in:

    Executive Leadership     Strategic Planning   Banking Relationships   Negotiations
    Building Organizations   Forecasting          Cash Management         Brand licensing
    Management Reporting     Budgeting            Credit & Collections    IT
    Asian Sourcing           Purchasing           Internal Controls

--------------------------------------------------------------------------------

ACCOMPLISHMENTS

    o Guided the growth mid-sized accessory importer from $11M to over $120M by restructuring capitalization and credit lines, initiating cost controls, improving product cost, quality and shortening delivery times.

    o Improved Gross Margin by over 5% by continually finding new and more efficient sources of supply. Traveled extensively in the Far East to monitor and control product production and delivery.

    o Implemented "open to buy" system for controlling import purchases resulting in doubling the inventory turns from 2 turns to 4. Result was reducing the financing requirements by over $5 million.

    o Greatly improved the company's cash flow 8 % by negotiating open credit lines rather than Letter of Credit terms with most of the overseas suppliers.

    o Organized the A/R operation to eliminate $800K of unresolved charge backs and clear all charge backs within 90 days. Sales dilution was reduced from 12% to 7%.

    o Established greater availability of financial resources by negotiating new credit lines which increased borrowing power from $2 million to $16 million over four years.

    o Strengthened company's competitiveness and profitability by devising and executing effective negotiations to secure an exclusive national distributor licensing agreements with3 major apparel designers, increasing sales by 35%.

    o Reduced the companies distribution cost from 7% of sales to under 4% by changing from inside warehousing and distribution to 3rd party warehouse on the East and West Coast.

PROFESIONAL   EXPERIENCE

JACLYN, INC., West New York, NJ                                     2003-PRESENT
    AMEX listed importer and distributor of apparel

                  DIRECTOR AND CHAIRMAN OF THE AUDIT COMMITTEE

GLOBAL DESIGN CONCEPTS, INC. New York, NY                           2005-PRESENT
    Mid sized importer and distributor of accessories and handbags

    VICE PRESIDENT & C F O

HAROLD SCHECHTER                                                          PAGE 2

    Creative Salon Concepts, Parsippany, NJ                            2001-2005
    Wholesale distributor and retailer of imported and domestic beauty products

        VICE PRESIDENT, COO & CFO
            Lead the Company through "due diligence", contract negotiation and administrative implementation which resulted in the successful sales of one of the Company's distribution businesses.

            Improved cash flow by improving collections, and systematizing the payables.

            In order to increase profitability, instituted inventory operational and accounting controls.

            Enabled the CEO to better monitor the operation by providing timely and accurate management reports not previously available.

    Verdi Travelware Ltd / Monarch Luggage, N.Y, NY                    1978-2001
    Mid sized importer and distributor of luggage, accessories and bags

        EXECUTIVE VICE PRESIDENT (CHIEF OPERATING OFFICER AND CFO)

            As CFO, managed to the day to day financial, accounting and treasury activities including factoring and banking relationships.

            As COO, had broad responsibilities developing EDP systems, controlling distribution and overseeing administration.

            Responsible for sourcing and development of the Company's Product Line. Traveled extensively in Asia, including, China, Taiwan, Thailand, the Philippines, South Korea and Hong Kong in order to oversee and monitor product cost, quality and production.

            Restructured the financing and the operation of the Company after the former Principal reacquired the Company. Returned the Company to successful operation resulting in the Company's resale.

            Preserved corporate profitability by reducing costs proportionate to sales during a market decline, planning and instituting tighter fiscal controls and strategic personnel changes at all levels. Kept the Company functioning through the downturn, rearranged financing and vendor credits so Company could be sold successfully to Schottenstein Stores

    A.T.I. Inc.  Totowa, NJ / Milford, CT.
    Amex listed contract packager
        Assistant Corporate Treasurer / Division Controller

    Cadence Industries Corporation, New York, NY
    NYSE mid cap conglomerate
        Division Controller, Motion Picture Advertising Corp.
        Corporate Accounting Manager

    Deloitte and Touche, New York, NY
        Senior Accountant

                                E D U C A T I O N

            New York University Graduate School of Business, New York, NY MBA Program in Accounting

            The Wharton School, University of Pennsylvania, Philadelphia, Pa BS Degree in Economics